SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2015

Commission File Number 001-15246

LLOYDS BANKING GROUP plc

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

In connection with the issuance from time to time by Lloyds Bank plc (as issuer) of notes under its Series A medium-term notes program, fully and unconditionally guaranteed by Lloyds Banking Group plc, Lloyds Banking Group plc is filing opinions of counsel relating to the issuance and sale from time to time of such notes and the related guarantees as exhibits to this report on Form 6-K.

This report on Form 6-K shall be deemed incorporated by reference into the Registration Statement of Lloyds Banking Group plc and Lloyds Bank plc on Form F-3 (File Nos. 333-189150 and 333-189150-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 5.1: Opinion of CMS Cameron McKenna LLP

Exhibit 5.2: Opinion of Linklaters LLP

Exhibit 5.3: Opinion of Davis Polk & Wardwell LLP

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc (Registrant)

October 15, 2015

	By:	/s/ Suzy Margretts
Name: Suzy Margretts Title: Senior Director, MTNs, Group Corporate Treasury